NEWS RELEASE

Alderon Confirms a Measured & Indicated Mineral Resource of over 1 Billion Tonnes at 30% Iron

July 11th, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is  pleased to announce the results of the final mineral resource estimate on its Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  The estimate includes a Measured and Indicated mineral resource of 1.1 billion tonnes at 29.8% iron and an Inferred mineral resource of 277.4 million tonnes at 29.5% iron (refer to tables below for tonnage and grade details) based on a cut-off grade of 20% iron.

“We are extremely pleased with this final resource estimate for Kami,” says Tayfun Eldem, President and CEO of Alderon.  “The completion of each successive drill program has resulted in an increase in the mineral resource estimate, while continuing to confirm consistent grades. The final numbers clearly underline the potential and the value of the Kami Project.  The Measured and Indicated mineral resources will form the basis for Kami’s Feasibility Study that is expected to be completed before the end of this year.”

ROSE CENTRAL MEASURED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	222.4	30.3	26.7
22.5	238.0	29.9	26.2
20.0	244.4	29.7	26.0

ROSE CENTRAL INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	176.3	29.7	25.0
22.5	197.1	29.1	24.3
20.0	203.9	28.8	24.0

ROSE CENTRAL INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	40.5	29.0	24.2
22.5	43.5	28.7	23.7
20.0	46.8	28.2	23.0

ROSE NORTH MEASURED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	215.0	31.0	28.7
22.5	231.6	30.5	27.9
20.0	234.7	30.4	27.8

ROSE NORTH INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	232.5	30.9	29.4
22.5	252.3	30.3	28.7
20.0	255.6	30.2	28.5

ROSE NORTH INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	139.8	30.6	29.2
22.5	154.3	30.0	28.5
20.0	156.5	29.9	28.3

MILLS LAKE MEASURED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	49.9	30.6	28.7
22.5	50.5	30.6	28.6
20.0	50.7	30.5	28.5

MILLS LAKE INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	124.0	29.8	25.6
22.5	128.3	29.6	25.1
20.0	129.6	29.5	24.9

MILLS LAKE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron %*
25.0	71.1	29.6	23.8
22.5	73.7	29.4	23.3
20.0	74.1	29.4	23.2
* Note: Oxide Iron is the combined iron in Magnetite and Hematite

Resource Estimate Details

The mineral resource estimate for the Kami Project is based on results from 209 diamond drill holes at Rose Central and North Rose (170 holes) and Mills Lake (39 holes) zones totaling 62,247 m and is effective as of July 11, 2012.  Watts, Griffis and McOuat Limited (“WGM”), Consulting Geologists and Engineers of Toronto, Canada, was retained to audit an in-house estimate completed by Alderon.  Mr. Michael Kociumbas, P.Geo. and Mr. Richard Risto, P.Geo. with independent firm, WGM, are Qualified Persons as defined by NI 43-101 and are responsible for reviewing and approving this mineral resource estimate.  They have verified, reviewed and approved the technical data contained in this news release and underlying sampling, analytical and test data.  WGM has previously visited the site, collected independent core samples and reviewed the QA/QC data received to date.  Mr. Risto has reviewed and approved the underlying sampling, analytical and test data used for the Estimate.  The estimate is classified as a Measured, Indicated or Inferred mineral resource, consistent with the CIM definitions referred to in National Instrument (NI) 43-101.  Alderon is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The geological and mineral resource modelling parameters consisted of:

●	Creation of 3-D wireframes from the drillhole intersects using assay intervals and major lithological units

●
A block model procedure (block sizes of 15 m x 15 m x 14 m for Rose Central and Rose North and 5 m x 20 m x 5 m for Mills Lake) was used with grades interpolated utilizing an Inverse Distance estimation technique; Total Iron (TFe%), Fe in magnetite, Fe in hematite, Manganese% and SiO2% were modelled.

●
A variable density model was used based on best fit regression line from all DGI (downhole physical properties probe) measurements, therefore each block in the block model has unique specific gravity and gives a more representative tonnage based on Fe grades.

Complete assay results are posted on the Alderon website at: http://www.alderonironore.com/_resources/kami/2010-2012_Kami_Drill_Results.pdf

Three dimensional images showing the outline of the mineral resources are posted on the Alderon website at: http://alderonironore.com/projects/kami/.

Sawn drill core samples were sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis was performed using X-ray fluorescence and the magnetic component was determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Additional information about the Kami Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Technical Report Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.” dated effective October 26, 2011. For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
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www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the estimation of inferred, indicated and measured mineral resources; and (ii) the completion of the Feasibility Study.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Cautionary Note Concerning Reserve and Resource Estimates

This press release uses the terms “reserves”, “resources”, “proven reserves”, “probable reserves”, “measured resources”, “indicated resources” and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.  Inferred Resources are in addition to Measured and Indicated Resources.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.  Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures.  Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates referred to in this press release or released by the Company in the future have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  The requirements of NI 43-101 are not the same as those of the SEC and any reserves reported by the Company in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.